VoIP-Pal.com Inc.

10900 NE 4th Street, Suite 2300

Bellevue, WA 98004

June 3, 2016

Mr. Larry Spirgel

Assistant Director

AD Office 11 - Telecommunications

U.S. Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	VoIP-Pal.Com Inc.
Form 10-12G
Filed April 22, 2016
File No. 000-55613

Dear Mr. Spirgel:

This letter is in regards to the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter from the Staff to VoIP-Pal.com Inc. (the “Company”, “we” or “us”) dated May 19, 2016 that the Company respond to comments within 10 business days or advise as soon as possible when we will respond. The Company has almost completed the process to adddress Staff’s comments. In a telephone conversation between our securities counsel and Lahdan Rahmati of the Staff, we requested and were granted until June 14, 2016 to respond to the Staff’s comments. We are grateful for the Staff’s consideration in this regards. Please feel free to contact me if I can provide any further information related to this request or the Company in general.

Sincerely,

/s/ Barry Lee

Barry Lee

Chief Financial Officer